
07007622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERCAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Curry 212-341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercapital Securities LLC, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





Intercapital Securities LLC

Statement of Financial Condition
March 31, 2007

Intercapital Securities LLC
Index
March 31, 2007

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Intercapital Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Intercapital Securities LLC (the "Company") at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 23, 2007

Intercapital Securities LLC
Statement of Financial Condition
March 31, 2007

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 6,134
Receivable from brokers and dealers and clearing brokers	4
Securities owned, at estimated fair value	182
Receivable from affiliate	135
Prepaid expenses and other assets	216
	$ 6,671
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and accounts payable	547
	547
Contingencies (Note 8)	
Member's equity	6,124
	$ 6,671

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

Intercapital Securities LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, headquartered in New Jersey, acts as a broker-dealer of global debt instruments.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2007 include approximately $5,458 invested in a short-term highly liquid money market mutual fund. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities transactions are recorded on a trade date basis.

Securities owned, are recorded at estimated fair value. Securities owned consists of equities.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the Statement of Financial Condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Receivable from Brokers and Dealers

Receivable from brokers and dealers represents amounts in accounts at clearing brokers.

(dollars in thousands)

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2007, the Company had net capital of approximately $4,959 which was approximately $4,859 in excess of its required net capital of $100. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 (the "Rule"), as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule.

5. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management.

6. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company, as a riskless principal, executes transactions between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate nonperformance by counterparties in the above situation.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2007, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

7. Transactions With Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from and payable to affiliates are non-interest bearing and due on demand. Affiliates of IBHNA provide clearing services for the Company.

(dollars in thousands)

8. Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Member of
Intercapital Securities LLC

In planning and performing our audit of the financial statements of Intercapital Securities LLC (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 23, 2007

END